GLOBAL TELECOM & TECHNOLOGY, INC.
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
October 7, 2008
VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attention: Larry Spirgel Mail Stop 3720

Re:	Global Telecom & Technology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 0-51211
Dear Mr. Spirgel:
      On October 6, 2008, representatives of Global Telecom & Technology, Inc. (the “Company”) spoke via telephone with the Securities and Exchange Commission staff (the “Staff”) regarding its letter of comment dated September 18, 2008 (the “Comment Letter”). This letter is to confirm that as a result of that telephone conversation, the Staff and representatives of the Company agreed that the Company must file its response to the Comment Letter on or before October 10, 2008.
      Please do not hesitate to call me at (703) 749-1305 should you have any questions concerning this matter.

Very truly yours,

/s/ Chris McKee
Chris McKee, General Counsel

Copies to:
Kevin Welch
Mark Wishner